1 August 2013

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re : PT Indosat Tbk (the “Company”)

        Form 20-F for the Fiscal Year Ended December 31, 2012 (the “Form-20 F”)

        Filed April 30, 2013

        File No. 001-13330

Dear Mr. Spirgel,

We refer to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 20-F for Fiscal Year Ended December 31, 2012 filed on April 30, 2013 contained in the comment letter to the Company dated July 30, 2013 (the “Comment Letter”).

As further agreed with the Staff via telephone on July 31, 2013, since August 5 – 9 are public holidays in Indonesia and a number of the Company’s key employees and advisers will be travelling for up to two weeks around that time, the Company will submit its response to the Commission’s Comment Letter on or before August 23, 2013.

Thank you for your attention.

Sincerely,

Curt Stefan Carlsson

Director and

Chief Financial Officer

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